UNITED STATES SECURITIES & EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. _)*
NEOLEUKIN THERAPEUTICS, INC.
(Name of Issuer)
Common Stock, $0.000001 par value
(Title of Class of Securities)
64049K104
(CUSIP Number)
Redmile Group, LLC Attn: Jennifer Ciresi One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 17, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 64049K104

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
2,912,228 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
2,912,228 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,912,228 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds for the common stock, $0.000001 par value per share (“Common Stock”), of Neoleukin Therapeutics, Inc. (the “Issuer”) reported herein by Redmile Group, LLC (“Redmile”) was the working capital of certain private investment vehicles managed by Redmile (the “Redmile Funds”).

(2) Redmile’s beneficial ownership of the Common Stock is comprised of 2,912,228 shares of Common Stock owned by the Redmile Funds, which shares of Common Stock may be deemed beneficially owned by Redmile as investment manager of such Redmile Funds. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on 44,021,429 shares of Common Stock outstanding as of July 14, 2023, as disclosed in the Agreement and Plan of Merger, dated as of July 17, 2023, by and among the Issuer, Project North Merger Sub, Inc. and Neurogene Inc. attached as Exhibit 2.1 to the Form 8-K filed by the Issuer with the SEC on July 18, 2023 (the “Form 8-K”).

CUSIP No.: 64049K104

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
2,912,228 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
2,912,228 (2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,912,228 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds for the Common Stock reported herein by Jeremy Green was the working capital of the Redmile Funds.

(2) Jeremy C. Green’s beneficial ownership of Common Stock is comprised of 2,912,228 shares of Common Stock owned by the Redmile Funds, which shares of Common Stock may be deemed beneficially owned by Redmile as investment manager of such Redmile Funds. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on 44,021,429 shares of Common Stock outstanding as of July 14, 2023, as disclosed in the Form 8-K.

ITEM 1.	Security and Issuer.

The security to which this Schedule 13D relates is the common stock, $0.000001 par value per share (“Common Stock”), of Neoleukin Therapeutics, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 188 East Blaine Street, Suite 450, Seattle, Washington 98102.

ITEM 2.	Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by Redmile Group, LLC, a Delaware limited liability company (“Redmile”), and Jeremy C. Green, a citizen of the United Kingdom, (collectively with Redmile, the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 99.1 to this Schedule 13D for their Joint Filing Agreement.

Redmile Group, LLC

Redmile is a Delaware limited liability company whose principal business is to serve as investment manager/adviser to certain private investment vehicles and separately managed accounts. The business address of Redmile is One Letterman Drive, Bldg D, Ste D3-300, San Francisco, CA 94129. Information relating to the managing member of Redmile is set forth below.

Jeremy C. Green

The principal occupation of Jeremy C. Green is managing member of Redmile. The business address of Jeremy C. Green is c/o Redmile Group, LLC (NY Office), 45 W. 27th Street, Floor 11, New York, NY 10001. Jeremy C. Green is a citizen of the United Kingdom.

(d) and (e). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

ITEM 3.	Source and Amount of Funds or Other Consideration.

The source of funds for the Common Stock reported herein by the Reporting Persons was the working capital of certain private investment vehicles managed by Redmile (the “Redmile Funds”).

ITEM 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock covered by this Schedule 13D for investment purposes, in the ordinary course of business.

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock, the Issuer’s operations, assets, prospects, business development, markets and capitalization, the Issuer’s management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss their investment in the Issuer and the foregoing investment considerations with the Issuer’s Board of Directors (“Board of Directors”), management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase stockholder value. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

Merger Agreement

On July 17, 2023, the Issuer, Project North Merger Sub, Inc., a wholly owned subsidiary of Issuer (“Merger Sub”), and Neurogene Inc. (“Neurogene”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Neurogene, with Neurogene continuing as a wholly owned subsidiary of the Issuer and the surviving corporation of the merger (the “Merger”).

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger: (a) each then-outstanding share of Neurogene capital stock, including Neurogene common stock (the “Neurogene Common Stock”), Neurogene preferred stock, and Neurogene Common Stock issued in the Financing Transaction (as defined below) will be converted into the right to receive a number of shares of Common Stock or pre-funded warrants (“Issuer Pre-Funded Warrants”) entitling the holder thereof to purchase shares of Common Stock, as elected by the Neurogene stockholder and calculated in accordance with the Merger Agreement; (b) each then-outstanding pre-funded warrant to purchase shares of Neurogene Common Stock (including pre-funded warrants to purchase shares of Neurogene Common Stock issued in the Financing Transaction) (“Neurogene Pre-Funded Warrants”) shall convert into an Issuer Pre-Funded Warrant, subject to adjustment as set forth in the Merger Agreement; (c) each then-outstanding option to purchase Neurogene Common Stock will be assumed by Issuer, subject to adjustment as set forth in the Merger Agreement; and (d) each then-outstanding Neurogene restricted stock unit will be assumed by Issuer, subject to adjustment as set forth in the Merger Agreement. Redmile Funds own shares of Neurogene preferred stock.

Under the exchange ratio formula in the Merger Agreement (the “Exchange Ratio”), and as more fully set forth in the Merger Agreement, upon the closing of the Merger, on a pro forma basis and based upon the number of shares of Common Stock expected to be issued in the Merger, pre-Merger Neurogene stockholders (including investors in the Financing Transaction described below) will own approximately 84% of the combined company and pre-Merger Issuer stockholders will own approximately 16% of the combined company, in each case, on an as-converted basis to reflect the exercise of any pre-funded warrants.

Additionally, at or prior to the effective time of the Merger (the “Effective Time”), the Issuer will enter into a Contingent Value Rights Agreement (“CVR Agreement”) pursuant to which pre-Merger holders of the Issuer’s Common Stock, holders of Issuer options outstanding as of the closing that are exercised after the closing (subject to the terms and conditions set forth in the CVR Agreement), and holders Issuer Pre-Funded Warrants will receive one contingent value right (each, a “CVR”) for each outstanding share of Common Stock held on such date. Each such CVR will represent the contractual right to receive (a) certain net proceeds, if any, derived from any consideration that is paid to the Issuer as a result of the disposition of the Issuer’s pre-Merger legacy assets by June 30, 2029, (b) certain net savings, if any, realized by the Issuer in connection with the reduction of the Issuer’s legacy lease obligations, and (c) certain net proceeds, if any, derived from the Issuer’s anticipated sales tax refund from Washington State, in each case subject to the terms and conditions set forth in the CVR Agreement.

Issuer Support Agreement

On July 17, 2023, the Redmile Funds entered into a Parent Stockholder Support Agreement (the “Issuer Support Agreement”) with the Issuer and Neurogene, pursuant to which the Redmile Funds agreed, until the Expiration Date (as defined in the Issuer Support Agreement), to: (1) vote all shares of Common Stock held by the Redmile Funds in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and against any alternative acquisition proposal; and (2) other than with the prior written consent of the Issuer and Neurogene, not transfer any of the Common Stock held by the Redmile Funds, or publicly announce their intention to do so, except that the Issuer Support Agreement does not prevent the transfer of Common Stock (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by Redmile, or an entity under common control or management with the Redmile Funds, (iii) to an immediate family member of a beneficial owner of the Common Stock held by the Redmile Funds, (iv) to any trust or other similar legal entity for the direct or indirect benefit of an immediate family member of a beneficial owner of Common Stock held by the Redmile Funds, or otherwise for estate tax or estate planning purposes, (v) by pro rata distributions from the Redmile Funds to its members, partners, or shareholders pursuant to their respective organizational documents; provided, that in the cases of clauses (i)-(v), the applicable direct transferee (if any) of such transferred Common Stock shall have executed and delivered to the Issuer and Neurogene a support agreement substantially identical to the Issuer Support Agreement upon consummation of the transfer, and (vi) subsequent to the date that the Parent Stockholder Vote (as defined in the Merger Agreement) is obtained, transfer up to 25% of the Common Stock in any calendar year to any other person or persons, or (vii) as required by law.

In the event the Redmile Funds fail to vote their shares of Common Stock as required by the Issuer Support Agreement, the Redmile Funds shall be deemed to have granted to the Issuer and any individual designated by the Issuer an irrevocable proxy to vote their shares of Common Stock held by the Redmile Funds in accordance with the requirements of the Issuer Support Agreement.

The foregoing description of the Issuer Support Agreement is qualified in its entirety by reference to the full text of the Issuer Support Agreement, which is filed as Exhibit 99.2 and is incorporated herein by reference.

Neurogene Support Agreements

On July 17, 2023, two Redmile Funds entered into Company Stockholder Support Agreements (the “Neurogene Support Agreements”) with the Issuer and Neurogene pursuant to which the two Redmile Funds agreed, until the Expiration Date (as defined in the Neurogene Support Agreement), to: (1) vote all of their shares of Neurogene capital stock in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby and against any alternative acquisition proposal; and (2) other than with the prior written consent of the Issuer and Neurogene, refrain from transferring any of their Neurogene capital stock, or publicly announce their intention to transfer such shares, provided that the Neurogene Support Agreement does not prevent the transfer of Neurogene capital stock (i) by will or other testamentary document or by intestacy, (ii) to any investment fund or other entity controlled or managed by Redmile, or an entity under common control or management with such Redmile Funds, (iii) to an immediate family member of a beneficial owner of the shares held by such Redmile Funds, (iv) to any trust or other similar legal entity for the direct or indirect benefit of an immediate family member of a beneficial owner of the shares held by such Redmile Funds, or otherwise for estate tax or estate planning purposes, (v) by pro rata distributions from such Redmile Funds to their members, partners, or shareholders pursuant to their respective organizational documents; provided, that in the cases of clauses (i)-(v), the applicable direct transferee (if any) of such transferred shares shall have executed and delivered to the Issuer and Neurogene a support agreement substantially identical to the Neurogene Support Agreements upon consummation of the transfer, and (vi) subsequent to the date that the Required Company Stockholder Vote (as defined in the Merger Agreement) is obtained, except to the extent such transfer is inconsistent with other agreement binding on such Redmile Funds, transfer up to 25% of such Neurogene capital stock in any calendar year, or (vii) to the extent required by applicable Law.

In the event the two Redmile fail to vote their shares of Neurogene capital stock as required by the Neurogene Support Agreements, such Redmile Funds shall be deemed to have granted to the Issuer and any individual designated by the Issuer an irrevocable proxy to vote their shares of Neurogene capital stock in accordance with the requirements of the Neurogene Support Agreement.

The foregoing description of the Neurogene Support Agreements is qualified in its entirety by reference to the full text of the Neurogene Support Agreements, which are filed as Exhibit 99.3 and Exhibit 99.4 and are incorporated herein by reference.

Lock-up Agreements

On July 17, 2023, two Redmile Funds entered into Lock-Up Agreements with the Issuer (the “Lock-Up Agreements”) pursuant to which, subject to specified exceptions, the two Redmile Funds agreed not to, without the prior written consent of Issuer, during the period commencing upon the closing of the Merger and ending on the date that is 180 days after the closing of the Merger, solely with respect to any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock (the “Redmile Shares”), transfer or dispose of any of the Redmile Shares or enter into certain derivative transactions with respect to Redmile Shares or make any demand for, or exercise any right with respect to, the registration of any Redmile Shares other than such rights set forth in the Merger Agreement. The Lock-Up Agreements provide certain exceptions to the restriction on the transfer or disposition of the Redmile Shares, including (i) transfers or dispositions of Common Stock to affiliates and equityholders or that do not involve a change in beneficial ownership, (ii) existing shares of Common Stock purchased prior to the Merger, and (iii) any shares of Common Stock purchased in open-market transactions following the closing of the Merger, each of which is not subject to the Lock-Up Agreements.

The foregoing description of the Lock-Up Agreements is qualified in its entirety by reference to the full text of the Lock-Up Agreements entered into by the two Redmile Funds, which are filed herewith as 99.5 and Exhibit 99.6 and which are incorporated herein by reference.

Subscription Agreement and Financing Transaction

On July 17, 2023, certain Redmile Funds (together with other investors) entered into a Subscription Agreement with Neurogene (the “Subscription Agreement”) pursuant to which such Redmile Funds agreed to purchase, and Neurogene agreed to issue, immediately prior to the consummation of the Merger, shares of Neurogene Common Stock for an aggregate purchase price of approximately $8,000,000. The consummation of the transactions contemplated by the Subscription Agreement (the “Financing Transaction”) is conditioned on the satisfaction or waiver of the conditions set forth in the Merger Agreement and customary closing conditions set forth in the subscription agreement and is expected to occur immediately prior to the closing of the Merger.

Pursuant to the Financing Transaction, the subscribing Redmile Funds agreed to purchase 4,597,701 shares of Neurogene Common Stock in the aggregate at an offering price of $1.74 per share. To the extent the Financing Transaction are consummated, such Redmile Funds will purchase the Neurogene Common Stock with their working capital. The Neurogene Common Stock issued pursuant to the Financing Transaction will be converted into the Issuer’s Common Stock in the Merger in accordance with the terms of the Merger Agreement.

The foregoing description of the Subscription Agreement is qualified in its entirety by reference to the full text of the Form of Subscription Agreement, which is incorporated by reference as Exhibit 99.7 and is incorporated herein by reference.

Except as set forth in this Item 4, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subparagraphs (a)-(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

ITEM 5.	Interest in Securities of the Issuer.

(a) The aggregate amount of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of 2,912,228 shares of Common Stock held by the Redmile Funds. Redmile is the investment manager to the Redmile Funds and, in such capacity, exercises voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaims beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

For purposes of this Schedule 13D, the percent of class was calculated based on 44,021,429 shares of Common Stock outstanding as of July 14, 2023, as disclosed in the Merger Agreement attached as Exhibit 2.1 to the Form 8-K filed by the Issuer with the SEC on July 18, 2023.

(b) Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 2,912,228

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 2,912,228

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 2,912,228

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 2,912,228

(c) No transactions in the Company’s securities have been effected by the Reporting Persons during the past sixty days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The information in Item 4 above relating to the Issuer Support Agreement, the Neurogene Support Agreements, the Lockup Agreements and the Subscription Agreement entered into by Redmile on behalf of itself and the Redmile Funds in connection with the Merger and the transactions contemplated by the Merger Agreement is incorporated herein by reference.

Except as described above, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description
Exhibit 99.1	Joint Filing Agreement, dated as of July 27, 2023, by and among Redmile Group, LLC and Jeremy C. Green.

Exhibit 99.2	Parent Stockholder Support Agreement, dated July 17, 2023, by and among Neurogene Inc., Neoleukin Therapeutics, Inc., and the Stockholders.

Exhibit 99.3	Company Stockholder Support Agreement, dated July 17, 2023, by and among Neurogene Inc., Neoleukin Therapeutics, Inc., and RAF, L.P.

Exhibit 99.4	Company Stockholder Support Agreement, dated July 17, 2023, by and among Neurogene Inc., Neoleukin Therapeutics, Inc., and Redmile Biopharma Investments I, L.P.

Exhibit 99.5	Lock-Up Agreement, dated July 17, 2023, by and among Neoleukin Therapeutics, Inc. and RAF, L.P.

Exhibit 99.6	Lock-Up Agreement, dated July 17, 2023, by and among Neoleukin Therapeutics, Inc. and Redmile Biopharma Investments I, L.P.

Exhibit 99.7	Form of Subscription Agreement, dated July 17, 2023, by and between the purchasers and Neurogene Inc. (incorporated by reference to Exhibit C to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 18, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2023	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: July 27, 2023	/s/ Jeremy C. Green
JEREMY C. Green